This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the “Company”)
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

September 3, 2004 & September 7, 2004

3.

Press Release

The press releases were issued on September 3, 2004 and September 7, 2004 and were disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Sept. 3 - Nevsun Resources Ltd. (NSU/TSX), Sanu Resources Ltd. (SNU/TSXV) and Sunridge Gold Corp. (SGC/TSXV) jointly announce that they have today each received a letter dated September 2, 2004 from the Minister of Energy and Mines for  Eritrea instructing the companies to halt all mineral prospecting and exploration work and related activities in Eritrea until further notice.  No reason was given for this instruction in the letter.

Sept. 7 – The above mentioned companies have complied with this directive and are seeking clarification with the Ministry of Energy and Mines and with the Eritrea Government.

5.

Full Description of Material Change

See attached news releases.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on September 7, 2004.

NEVSUN RESOURCES LTD.

Per:  “Maureen Carse”

Maureen D. Carse

Corporate Secretary

NEVSUN RESOURCES LTD.

SANU RESOURCES LTD.

SUNRIDGE GOLD CORP.

Instruction From Eritrean Government

September 3, 2004

Nevsun Resources Ltd. (NSU/TSX), Sanu Resources Ltd. (SNU/TSXV) and Sunridge Gold Corp. (SGC/TSXV) jointly announce that they have today each received a letter dated September 2, 2004 from the Minister of Energy and Mines for  Eritrea instructing the companies to halt all mineral prospecting and exploration work and related activities in Eritrea until further notice.  No reason was given for this instruction in the letter.

The companies have sought further clarification and will provide further information as it becomes available.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com
SANU RESOURCES LTD. “Michael D. Winn” Michael D. Winn President & Chief Executive Officer	For further information, Contact: Michael D. Winn (949) 494-6431
SUNRIDGE GOLD CORP. “Michael Hopley” Michael Hopley President & Chief Executive Officer	For further information, Contact: Michael Hopley (604) 688-9478

Neither the TSX nor the TSX Venture Exchange have reviewed and they do not accept responsibility for the adequacy or accuracy of this release.

NEVSUN RESOURCES LTD.

SANU RESOURCES LTD.

SUNRIDGE GOLD CORP.

September 7, 2004

UPDATE TO DIRECTIVE BY THE GOVERNMENT OF ERITREA TO HALT EXPLORATION WORK

On Friday the 3rd of September, Sanu Resources Ltd. (“SNU-TSXV”), Nevsun Resources Ltd (NSU-TSX), and Sunridge Gold Corp. (SGC-TSXV) announced that the Government of Eritrea had directed that they halt all mineral prospecting and exploration work and related activities in Eritrea until further notice.

Sanu, Nevsun, and Sunridge, with its joint venture partner Sub-Sahara Resources NL., have complied with this directive.

Since Friday, September 3, 2004, the country managers of the above companies have collectively sought clarification of the reasons behind this action from the Government of Eritrea and the Ministry of Energy and Mines. In addition, over the weekend two directors of Sanu, Michael Winn and Demetrius Pohl arrived in Asmara to assist the country managers.

The companies have been in contact with the Department of Mines and have held meetings with the Minister of Energy and Mines. The companies hope that they will have further clarification with respect to this directive within the next few days. The respective country managers and representatives are doing everything they can in Eritrea with all levels of Government to obtain an understanding of the issues at hand.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com
SANU RESOURCES LTD. “Michael D. Winn” Michael D. Winn President & Chief Executive Officer	For further information, Contact: Michael D. Winn (949) 494-6431
SUNRIDGE GOLD CORP. “Michael Hopley” Michael Hopley President & Chief Executive Officer	For further information, Contact: Michael Hopley (604) 688-9478

Neither the TSX nor the TSX Venture Exchange have reviewed and they do not accept responsibility for the adequacy or accuracy of this release.